# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sleep Number Corp, CIK 0000827187
CUSIP: 83125X103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404
Date of event which requires filing of this statement: 03/13/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-23-001215
Filed by CIK 0001105087
Persons authorized to receive notices and communications: STADIUM CAPITAL MANAGEMENT, 199 Elm Street, New Canaan, Connecticut (CT), 06840-5321, 203-972-8235; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- STADIUM CAPITAL MANAGEMENT LLC (CIK 0001105087): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.7% of the class)
- Stadium Capital Management GP, L.P. (CIK 0001580925): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.7% of the class)
- Stadium Special Opportunity I, L.P. (CIK 0001987945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 401,459; sole dispositive power 0; shared dispositive power 401,459; aggregate amount beneficially owned 401,459 (1.8% of the class)
- STADIUM CAPITAL PARTNERS L P (CIK 0001076204): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,215,000; sole dispositive power 0; shared dispositive power 2,215,000; aggregate amount beneficially owned 2,215,000 (9.9% of the class)
- SEAVER ALEXANDER M (CIK 0001473106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.7% of the class)
- HOPF PATRICK A (CIK 0001271538): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 76,500; shared voting power 0; sole dispositive power 76,500; shared dispositive power 0; aggregate amount beneficially owned 76,500 (0.3% of the class)
- Fazio Gary T (CIK 0002060606): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 71,125; shared voting power 0; sole dispositive power 71,125; shared dispositive power 0; aggregate amount beneficially owned 71,125 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Sleep Number Corp
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

In connection with the entry into the Agreement, as defined and described in Item 4 below, on March 14, 2025, Stadium Capital delivered a notice to the other Participants (as defined in Amendment No. 6 to the Schedule 13D) pursuant to Section 10 of the Joint Filing and Solicitation Agreement (as defined in Amendment No. 5 to the Schedule 13D) terminating the Joint Filing and Solicitation Agreement (the "Termination Notice"). In connection with the Termination Notice, which is attached as Exhibit 99.2 hereto and incorporated herein by reference, the Participants other than the members of Stadium Capital are no longer members of a Section 13(d) group and shall cease to be Reporting Persons, as applicable, immediately upon the filing of this Amendment No. 7 to the Schedule 13D. Stadium Capital will continue filing statements on Schedule 13D with respect to its beneficial ownership of securities of the Issuer to the extent required by applicable law and, accordingly, the members of Stadium Capital have entered into a Joint Filing Agreement, as further described in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 13, 2025, the Issuer and SCM entered into an agreement (the "Agreement"). Pursuant to the Agreement, (i) Stadium Capital irrevocably withdrew its notice of intent to nominate candidates for election to the Issuer's Board of Directors (the "Board") at the Issuer's 2025 annual meeting of shareholders (the "2025 Annual Meeting"); (ii) at the 2025 Annual Meeting, Michael J. Harrison, Shelly R. Ibach and Barbara R. Matas shall not stand for re-election to the Board; (iii) the only directors to be nominated for election to the Board at the 2025 Annual Meeting shall be Linda Findley, Deborah L. Kilpatrick and Hilary A. Schneider, it being understood and agreed that Ms. Schneider shall be reclassified as a member of the Board in the class with a term expiring at the 2025 Annual Meeting; (iv) no later than the completion of the Issuer's debt refinancing or at the conclusion of the 2026 annual meeting of shareholders (the "2026 Annual Meeting"), whichever occurs first, Stephen L. Gulis, Jr. shall resign from the Board; (v) Brenda J. Lauderback shall resign from the Board effective December 31, 2025; (vi) Ms. Schneider will be appointed the Chair of the Management Development and Compensation Committee of the Board, effective as of the 2025 Annual Meeting; (vii) following the conclusion of the 2025 Annual Meeting, the Board shall take all necessary actions to reduce the size of the Board to nine (9) directors; (viii) effective upon the earlier to occur of (A) the resignation of Mr. Gulis and (B) the resignation of Ms. Lauderback, the Board shall take all necessary actions to reduce the size of the Board from nine (9) to eight (8) directors; and (ix) effective upon the later to occur of (A) the resignation of Mr. Gulis and (B) the resignation of Ms. Lauderback, the Board shall take all necessary actions to reduce the size of the Board from eight (8) to seven (7) directors.

The Agreement further provides, among other things, that:

- unless otherwise mutually agreed to in writing by each of SCM and the Issuer, the Agreement shall remain in effect until the date that is the earlier to occur of: (i) thirty (30) days prior to the deadline for delivery of notice under the Restated Bylaws of the Issuer for the nomination of director candidates for election to the Board at the 2026 Annual Meeting or (ii) one hundred twenty (120) days prior to the first anniversary of the date that the Issuer first releases its proxy statement to shareholders in connection with the 2025 Annual Meeting (such date, the "Termination Date"), it being understood that the Issuer shall be required to give sufficient advance notice to Stadium Capital in the event the Issuer determines to advance or delay the 2026 Annual Meeting, so that Stadium Capital will continue to have no less than thirty (30) days to nominate at such meeting;

- at the 2025 Annual Meeting, Stadium Capital shall vote (or cause to be voted) any and all Shares which it beneficially owns and which it has the right to vote on the record date for such meeting in favor of Mses. Findley, Kilpatrick and Schneider; and

- until the Termination Date, each of Stadium Capital and the Issuer agreed not to publicly disparage the other.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 13, 2025, SCM and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 14, 2025, Stadium Capital delivered the Termination Notice to the other Participants, thereby terminating the Joint Filing and Solicitation Agreement. A copy of the Termination Notice is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On March 14, 2025, the members of Stadium Capital entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Agreement, dated March 13, 2025, between Sleep Number Corporation and Stadium Capital Management, LLC (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 13, 2025).

99.2 - Termination Notice, dated March 14, 2025.

99.3 - Joint Filing Agreement, dated March 14, 2025.

## Signatures
- STADIUM CAPITAL MANAGEMENT LLC: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager (03/14/2025)
- Stadium Capital Management GP, L.P.: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of its General Partner (03/14/2025)
- Stadium Special Opportunity I, L.P.: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of the General Partner of its General Partner (03/14/2025)
- STADIUM CAPITAL PARTNERS L P: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of the General Partner of its General Partner (03/14/2025)
- SEAVER ALEXANDER M: /s/ Alexander M. Seaver, Alexander M. Seaver (03/14/2025)
- HOPF PATRICK A: /s/ Alexander M. Seaver, Alexander M. Seaver, attorney-in-fact for Patrick A. Hopf (03/14/2025)
- Fazio Gary T: /s/ Gary T. Fazio, Gary T. Fazio (03/14/2025)